SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35593; File No. 812-15704

Global X Venture Fund, et al.

May 19, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Global X Venture Fund, Global X Management Company LLC, Mirae Asset Global Investments (USA) LLC, Mirae Asset Global Investments (Hong Kong) Limited, Mirae Asset Capital Life Science, Inc., Mirae Asset Disruptive Technologies Fund I, LP, Mirae Asset Disruptive Technologies Fund II, LP, Mirae Asset Partner Opportunities Fund I, LP, Mirae Asset AB Co-Invest, LP.

Filing Dates: The application was filed on February 20, 2025, and amended on April 29, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 16, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Margaret Mo, Esq., Global X Management Company LLC, mmo@globalxetfs.com, and Ryan P. Briezek, Esq., Ryan.Brizek@stblaw.com, and Jaqueline Edwards, Esq., Jacqueline.Edwards@stblaw.com, both of Simpson Thacher & Bartlett LLP.

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief, Stephan N. Packs, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' First Amended and Restated Application, dated April 29, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at www.sec.gov/edgar/searchedgar/companysearch.

You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.